Testing the Waters Materials Related to Series #FALCON

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#FALCON

'79 KENNER STAR WARS MILLENNIUM FALCON

THIS INITIAL OFFERING IS COMING SOON!

STAR WARS
MILLENNIUM FALCON SPACESHIP

CURRENT VALUE: $50,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

DESCRIPTION OF SERIES 1979 STAR WARS MILLENNIUM FALCON ACTION FIGURE

Investment Overview

•Upon completion of the Series #FALCON Offering, Series #FALCON will purchase a 1979 Kenner Star Wars Millennium Falcon Spaceship Action Figure graded AFA 80 for Series #FALCON (The “Series 1979 Star Wars Millennium Falcon Action Figure” or the “Underlying Asset” with respect to Series #FALCON, as applicable), the specifications of which are set forth below.

•Star Wars is a series of films created by George Lucas that has spawned a wide-spanning industry since its debut in 1977, including ongoing films and TV shows, merchandise, trading cards, toys, and video games. The New York Times called Star Wars a “cultural behemoth.”

•Kenner Products was founded in 1947 by Albert, Phillip, and Joseph Kenner. The company would go on to produce toys such as the Easy-Bake Oven and Star Wars action figures.

•The Millennium Falcon is remembered as one of the more successful figures in the early Kenner Star Wars action figure lineup because of its production longevity. It was produced continuously until 1985, which was the final year of Kenner’s Star Wars toy production. According to toy expert Mark Bellomo: “The Millennium Falcon was one of the more popular Star Wars toys because it was more than a mere vehicle or starship; it was a playset.”

•The Underlying Asset is a 1979 Kenner Star Wars Millennium Falcon Spaceship Action Figure graded AFA 80.

Asset Description

Overview & Authentication

•The first Star Wars film was released on May 25, 1977 (later retitled “Star Wars: Episode IV — A New Hope”). Directed by George Lucas, the “Space Opera” grossed an estimated $775,398,007 at the worldwide box office.

•Following the debut hit, the franchise has since released a total of 11 films, with “Star Wars: Episode IX — The Rise of Skywalker” arriving in theatres on December 20, 2019.

•The Walt Disney corporation announced they agreed to acquire Lucasfilm Ltd. on October 30, 2012. Through this deal Disney acquired ownership of Star Wars and associated businesses in film, consumer products, animation, and more.

•After the success of the Star Wars film in 1977, Kenner signed a licensing deal to produce Star Wars toys. According to Cincinnati.com, other toy companies turned down the deal because at the time toy companies generally produced toys related to TV shows due to the longer exposure period but not movies.

•A Kenner designer named Jim Swearingen “recalled reading the ‘Star Wars’ script and telling his bosses they had to do these toys.”

•Since Kenner knew they wanted to produce toys of the spaceships from Star Wars, they scaled down the figures from the common 8 or 12 inches to 3.75 inches. This became “the new industry standard.”

•In the fall of 1977, Kenner produced puzzles and a board game, but the action figures would take a year to produce and would not meet the holiday deadline. According to Cincinnati.com: “…they tried a bit of innovative marketing. Kenner whipped up a cardboard stand and an “Early Bird Certificate Package” that promised delivery of the first four figures (Luke Skywalker, Princess Leia, Chewbacca and R2-D2) when they were available the next year. The company essentially sold parents an empty box, an I.O.U., to put under the tree on Christmas morning.”

•Kenner’s Star Wars action figures were added to the National Toy Hall of Fame in 2012.

•StarWars.com says of the 1979 Millennium Falcon figure, “It measured about 53 centimeters long, and compared to a figure of Han Solo (about 10 centimeters tall) was almost four times too small. If Kenner had built the Falcon on a 1:1 scale with the figures, it would have been about 190 centimeters long.”

•StarWars.com reveals, “The biggest asset of the toy is a large living area that can hold a lot of action figures. Although Kenner misplaced this area compared to its location in the movies, it was the only place that offered enough room and playability for the figures.”

•The designer of the Millennium Falcon toy, Mark Boudreaux, has designed every toy version of the ship.  He designed the first 1979 edition, and the latest Hasbro “Force Awakens” version for the 2015 film of the same name.

•Producing the Millennium Falcon toy took about a year, with prototypes being rendered in wood and wax. Boudreaux tells Bloomberg News, “If you wanted to make changes, you couldn’t just push a button and spit out an image… You literally had to redraw it.”

•In 1991 Kenner was purchased by Hasbro, though many Star Wars toy designers stay at the company.  This includes Millennium Falcon toy designer, Boudreaux. Hasbro continues to use the Kenner logo off and on specifically with vintage and retro releases.

•In 2003, Star Wars: Flight of the Falcon was released for Game Boy Advance.  It was the first Star Wars game with Millennium Falcon in the title.

•Mark Boudreaux won toy designer of the year for his Battle Action Millennium Falcon made in conjunction with the 2015 film, Rise of the Skywalker.

•Solo: A Star Wars Story came out in May of 2018 and highlights a young Han Solo and his ship, the Millennium Falcon. Boudreaux, once again, designs the toy.

•Mark Boudreaux retires from Hasbro in March of 2020.

•The Underlying Asset has been issued a grade of AFA NM 80 by Action Figure Authority (AFA) with Certification No. 11432445.

Notable Features

•The Underlying Asset is a 1979 Kenner Star Wars Millennium Falcon Spaceship Action Figure graded AFA 80.

•The Underlying Asset is 1 of 5 1979 Kenner Star Wars Millennium Falcon Spaceship Action Figure examples graded AFA 80 with 4 graded higher.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from AFA.

Details

Series 1979 Star Wars Millennium Falcon Action Figure
Action Figure	Millennium Falcon
Manufacturer	Kenner
Series	Star Wars Vehicles
Year	1979
Memorabilia Type	Action Figure
Rarity	1 of 5 (AFA 80)
Authentication	Action Figure Authority (AFA)
Grade	80
Certification No.	11432445

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1979 Star Wars Millennium Falcon Action Figure going forward.

#FALCON | $50K

COMPARABLE ASSET VALUE

ASSET VALUE
+756.9%

TRANSACTIONS
3

"The Millennium Falcon as a toy, in other words, wasn't just a ship, or an accessory; it was a character in itself."

SYFY

December 2020

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#FALCON | *Visuals*

The toy wasn't ready to be released alongside the first action figures in 1978. Instead, it was delayed a year due to its particularly meticulous production process.

LAUNCH GALLERY ›

#FALCON | *Timeline*

Jan. 1947	Kenner Products is founded by three brothers, going on to produce toys such as the Easy-Bake Oven and Star Wars action figures.
May. 1977	The first Star Wars film (now known as "A New Hope") is released, grossing over $775M at the worldwide box office.
Sep. 1977	After the success of the first film, Kenner signs a licensing deal to produce Star Wars toys. The company is forced to send customers an "I.O.U." for the holiday season, as they are unable to manufacture the toys in time.
Jan. 1979	Kenner's Millennium Falcon toy hits the shelves, after around a year in development. #FALCON is released.